SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 (Amendment No. 5)*

Bakers Footwear Group, Inc

 (Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

057465106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 057465106                                        SCHEDULE 13G                                      Page 2 of 6

1.             NAMES OF REPORTING PERSONS

                Bernard A. Edison

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (See Instructions)                                                                                                                a.  ☐

                                                                                                                                                            b.  ☐

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0____________________________________
	6.	SHARED VOTING POWER 385,495________________________________
	7.	SOLE DISPOSITIVE POWER 0_____________________________________
	8.	SHARED DISPOSITIVE POWER 385,495________________________________

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                385,495

10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                (See Instructions)                                                                                                                     ☐

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                4.15%

12.          TYPE OF REPORTING PERSON (See Instructions)

                IN

CUSIP No. 057465106                                       SCHEDULE 13G                                      Page 3 of 6

Item 1.

(a)          Name of Issuer:

Bakers Footwear Group, Inc.

(b)         Address of Issuer’s Principal Executive Offices:

2815 Scott Avenue

St. Louis, Missouri 63103

Item 2.

(a)          Name of Person Filing:

Bernard A. Edison

(b)         Address of Principal Business Office or, if None, Residence:

220 North Fourth Street, Suite A

St. Louis, Missouri 63102

(c)          Citizenship:

United States of America

(d)          Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)          CUSIP Number:

057465106

CUSIP No. 057465106                                       SCHEDULE 13G                                      Page 4 of 6

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 057465106                                        SCHEDULE 13G                                      Page 5 of 6

Item 4.  Ownership.

(a)         Amount beneficially owned:

385,495 shares

              This filing relates to shares beneficially owned by Bernard A. Edison.  Mr. B. Edison is the father of Peter A. Edison, Chairman of the Board and Chief Executive Officer of Bakers Footwear Group, Inc.  Mr. B. Edison is also an advisor to the Board of Directors of Bakers Footwear Group, Inc.  The shares listed above represent 76,155 shares owned by the Bernard A. Edison Revocable Trust.  Also includes 76,980 shares owned by the Beatrice C. Edison Irrevocable Non-GST Trust for Bernard A. Edison dated 8-31-59, of which Mr. B. Edison is a co-trustee.  Also includes 97,975 shares owned by the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59, of which Mr. B. Edison is a co-trustee.  Also includes 33,380 shares held by the David A. Edison Revocable Trust, of which Mr. B. Edison is a co-trustee.  Also includes 39,277 shares held by the Marilyn Sue Edison Revocable Trust, of which Mr. B. Edison is a co-trustee.  Also includes 61,728 shares of common stock that may be acquired upon conversion of a subordinated convertible debenture held by the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59.  Mr. B. Edison disclaims beneficial ownership of all shares held by the David A. Edison Revocable Trust and by the Marilyn Sue Edison Revocable Trust.  Mr. B. Edison has shared voting and investment power with respect to the shares owned by the David A. Edison Revocable Trust, the Bernard A. Edison Revocable Trust, the Beatrice C. Edison Irrevocable GST Trust for Bernard A. Edison Dated 8-31-59, the Beatrice C. Edison Irrevocable Non-GST Trust for Bernard A. Edison dated 8-31-59 and the Marilyn Sue Edison Revocable Trust.

(b)          Percent of class:

 4.15%

(c)           Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote                      0

                (ii) Shared power to vote or to direct the vote                385,495

                (iii) Sole power to dispose or to direct the disposition of                             0

                (iv) Shared power to dispose or to direct the disposition of                        385,495

Item 5.    Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not applicable.

Item 8.    Identification and Classification of Members of the Group.

CUSIP No. 057465106                                        SCHEDULE 13G                                      Page 6 of 6

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011

/s/ Bernard A. Edison

Bernard A. Edison